Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Son of a Barista Inc.
1221 Hilldale Ave
Los Angeles, CA 90069
sonofabarista.com

Up to $1,069,997.16 in Common Stock at $1.14
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Son of a Barista Inc.
Address: 1221 Hilldale Ave, Los Angeles, CA 90069
State of Incorporation: DE
Date Incorporated: May 31, 2019

Terms:

Equity

Offering Minimum: $9,998.94 | 8,771 shares of Common Stock
Offering Maximum: $1,069,997.16 | 938,594 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.14
Minimum Investment Amount (per investor): $249.66

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

<u>Amount-Based:</u>

Tier 1 | $500

Invest $500 and receive 50% off a special edition coffee machine + free coffee machine.

Tier 2 | $750

Invest $750 and receive a free special edition starter kit (coffee machine + 2 boxes of pods) + 2% Bonus Shares.

Tier 3 | $1,000

Invest $1,000 and receive a free special edition starter kit (coffee machine + 3 months supply of pods) + 3% Bonus Shares.

Tier 3 | $5,000

Invest $5,000 a free special edition starter kit (coffee machine + 6 months supply of pods) + 5% Bonus Shares.

Tier 4 | $10,000

Invest $10,000 and receive a free special edition starter kit (coffee machine + 1 year supply of pods) and 5% Bonus Shares.

Tier 5 | $25,000

Invest $25,000 and receive a free special edition starter kit (coffee machine + 1 year supply of pods) and 5% Bonus Shares.

Tier 6 | $50,000

Invest $50,000 a free special edition starter kit (coffee machine + 1 year supply of pods) and 10% Bonus Shares.

**All tiers will receive early access to new products.*

*** All tiers will receive access to our Investor Club which includes: company updates,*

access to new products, and invitations to exclusive events.

****All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Son of a Barista, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Son of a Barista was founded by 3 experienced entrepreneurs, Luca Capula, Albert Dahan, Eric Dahan. The mission of the company is to disrupt the gourmet coffee industry by bringing high-quality coffee beans from all over the world, roasted to perfection in Italy following the original recipes and delivered in a convenient single-serve pod to the customer.

By cutting middlemen, Son of a Barista is able to offer a free espresso maker, potentially transforming the biggest obstacle of customer acquisition into a lock-in factor/barrier to entry.

Competitors and Industry

Son of a Barista competes in the broad US coffee market. Specifically focus on the gourmet segment of the coffee market that addresses the consumption of products such as Espresso, Cappuccino, Latte, Mocha, etc.

Keurig pod format, used by several small and large brands is the n1 competitor in the US followed by Nespresso, Lavazza, Vergnano.

The industry needs disruption as we believe the Keurig format is obsolete, incapable to deliver quality that meets the expectation of customers.

U.S. Coffee Market

The retail value of the U.S. coffee market is estimated at $48,000,000,000. Specialty coffees comprise approximately $26,400,000,000 of the total U.S. coffee market. The Company believes it is possible for us to potentially obtain a $100,000,000 share of the U.S. specialty coffee market.

Current Stage and Roadmap

The company was founded in 2019. Spent the second part of 2019 sourcing suppliers, testing suppliers and different varieties of coffee, and selecting suppliers and products for the MVP.

The company spent the first 5 months of 2020 building the go-to-market strategy, working on the branding, website, selecting suitable marketing agencies to run ads, creating content, and preparing for the launch.

The company launched on the market in May 2020, 11 months after the inception.

By the end of 2020, 7 months after market launch the company generated over $300,000 in revenue on their website and acquired over 3000 customers. The company surpassed $50,000 in revenue for the month of October 2020, 5 months after market launch.

The company's ultimate goal is to become a relevant player in the gourmet coffee market. We plan on increasing our marketing budget on Facebook, launching new marketing channels such as Google ADW and Tabula to increase the traffic on our website.

We are planning to introduce a new DTC sales channel on amazon in 2021

As soon as the COVID emergency will come to pass, we are planning to address the B2B market in 2 ways:

Restaurant and Bars - The Company already selected a professional coffee machine and made it compatible with the company pods to be offered to bars and restaurants across the country. We also already defined a launch offer for this channel and tested it in 2 locations in Los Angeles and 1 in OC with success.

Hotels - In-room coffee.

The Team

Officers and Directors

Name: Luca Capula

Luca Capula's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 05, 2019 - Present
  Responsibilities: Run operations, help to define the strategy, and has final approval on all the aspect of the company. No salary or equity compensation.

Other business experience in the past three years:

- **Employer:** LYT Inc.
  Title: CEO
  Dates of Service: November 08, 2013 - March 01, 2020
  Responsibilities: Oversaw product development, customer relationships with Fortune 500 companies, and oversaw production operations.

Other business experience in the past three years:

- **Employer:** GPS Standard SpA
  Title: Head of Strategy
  Dates of Service: January 01, 2008 - December 31, 2019
  Responsibilities: Defined new product developments and oversaw relationships with institutional customers and Fortune 500 customers.

Other business experience in the past three years:

- **Employer:** GPS Standard SpA
  Title: Board member
  Dates of Service: January 01, 2014 - Present
  Responsibilities: As a board member Luca attend periodic board meetings and help the company set the strategy.

Other business experience in the past three years:

- **Employer:** TODOS Technologies
  Title: Board member
  Dates of Service: January 12, 2011 - Present
  Responsibilities: As a board member Luca attend periodic board meetings and help the company set the strategy.

Name: Albert Dahan

Albert Dahan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CSO

Dates of Service: May 31, 2019 - Present
Responsibilities: Define the strategy, maintaining the relationship with key suppliers. No salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Slink Jeans
  Title: CEO
  Dates of Service: January 31, 2000 - June 01, 2019
  Responsibilities: Albert founded the Slink Jeans and served as Chief Executive Officer. Oversaw major production operations and high-level customer relationships.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stocks purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Son of a Barista Inc. was formed on 05/31/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Son of a Barista Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that offering high quality coffee and a free coffee machine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to

enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the

data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Son of a Barista Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Son of a Barista Inc. could harm our reputation and materially negatively impact our financial condition and business.

Selling of hardware equipment
Any hardware equipment acquired to be sold by 3rd party might be subject to malfunction and factory defects that might require the company to replace it at its own costs.

Risk related to Coffee pods market
Coffee, as any food product is a perishable good. In an attempt to address the future demand of the market the company needs to keep a high inventory of perishable goods that might not be sold in time and in that case will need to be destroyed at company cost.

Trade and Shipping
There are supply chain risks arising from farming's inherent risks (weather, pests, labor, etc). General trade risks for: 1) shipping, 2) international trade, and 3) supply chain.

Changes in consumer preferences or public attitudes about caffeine could decrease demand for the Company's products.
If consumers are unwilling to accept the Company's products or if general consumer trends cause a decrease in the demand for caffeinated beverages, including cold brew, it would adversely impact the Company's sales and results of operations. There is no assurance that the speciality coffee segment will experience growth in future periods. The possibility exists that advertising by caffeinated beverage producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on caffeinated beverages sold in the United States. If caffeinated beverages, in general, were to fall out of favor among domestic consumers, or if the domestic coffee market industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results, and cash flows.

Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability.
Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of our third-party roaster, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and

military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations. We rely on these suppliers to provide high-quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S., especially countries or regions with diminished infrastructure, developing or failing economies or experiencing political instability or social unrest, and as we increase our fresh and prepared food offerings. For certain products, we may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for those products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Luca Capula	2,913,726	Common Stock	33.3
Albert Dahan	2,913,726	Common Stock	33.3
Eric Dahan	2,913,726	Common Stock	33.3

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 938,594 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,741,178 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  Final amount sold: $50,000.00
  Use of proceeds: Working capital.
  Date: December 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $400.00
  Number of Securities Sold: 400
  Use of proceeds: Shares issued to Luca Gaetano Capula.
  Date: August 16, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Debt
  Final amount sold: $195,998.00
  Use of proceeds: Working Capital
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300.00
  Number of Securities Sold: 300
  Use of proceeds: Shares issued to Albert Dahan.
  Date: August 16, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300.00
  Number of Securities Sold: 300
  Use of proceeds: Shares issued to Eric Dahan.
  Date: August 16, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.26
  Number of Securities Sold: 2,600
  Use of proceeds: Shares issued to Luca Gaetano Capula.
  Date: August 07, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.27
Number of Securities Sold: 2,700
Use of proceeds: Shares issued to Albert Dahan.
Date: August 07, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.27
  Number of Securities Sold: 2,700
  Use of proceeds: Shares issued to Eric Dahan.
  Date: August 07, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $291.07
  Number of Securities Sold: 2,913,726
  Use of proceeds: Issuance of shares to Luca Gaetano Capula.
  Date: April 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $291.07
  Number of Securities Sold: 2,913,726
  Use of proceeds: Issuance of shares to Albert Dahan.
  Date: April 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $291.07
  Number of Securities Sold: 2,913,726
  Use of proceeds: Issuance of shares to Eric Dahan.
  Date: April 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues

The Company's revenues are mainly made up of coffee sales. The Company was incorporated in 2019 and did not start generating revenues till 2020. In 2020, the Company revenues were $310,569. The increase in revenues was due to the Company gaining brand recognition on the marketplace through its advertising and marketing.

Cost of Goods Sold

The Company's cost of goods sold (COGS) consists primarily of the cost of coffee pods, and machines sold, freight and delivery, warehouse. In 2020, the cost of goods sold was $230,503, in line with the increase in sales from none in 2019 to $310,569 in 2020.

Gross Margins

As of fiscal year-end, 2020 gross margin was $80,066, which was 25% of sales.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, insurance, rent, contractors, travel, utilities, contract labor, rent, utilities,... etc.

Total operating expenses also went from $58,937 as of December 31, 2019, to $262,384 as of December 31, 2020. An increase of 345% because the Company's was spending to grow which was reflected in an increase of 141% in general and administrative expense from $58,384 in 2019 to $140,511 in 2020 and an increase of 21928% in sales and marketing that went from $553 in 2019 to $121,853 in 2020.

As of December 31, 2020, total operating expenses consist of 46% in advertising and marketing at $121,853 and 54% general and administrative (G&A) expenses at $140,511.

Rent and leases made up a substantial portion of G&A at 37% for $51,505. Contractors made up 21% of G&A at $29,806 and office supplies and software made up 18% of G&A at $24,632. Other expenses including utilities made up 5% at $7,258, travel made up 4% at $6,228 and insurance made up 5% at $7,334, legal and professional fees made up 1% at $1,800, bank charges made 3% at $3,868 and interest expense made up 5% at $7,275.

Though the Company started generating revenues in 2020, its cost of goods sold and total operating expenses also increased higher than the sales, which caused the Company to incur a net loss of $165,828 in 2020, compared to a net loss of $66,777 in 2019, its year of inception.

The Company is a new start-up and incurring losses at the beginning due to a 32% gross margin on the starter kit (machine+coffee), which after including other costs and marketing and operating expenses, it is a loss.

Historical results and cash flows:

The Company had an accumulated deficit of $232,606 and cash in the amount of $53,324 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

As of December 31, 2020, cash used in operating activities was $132,054 compared to $195,998 as of December 31, 2019. The decrease in cash used in operating activities was from 2019 to 2020 was due to the company purchasing fewer inventories in 2020 as it already had some inventories from 2019 in stock.

Investing Activities

In 2020, the Company received a loan from Ali Kobeissi in the amount of $50,000. The loan bears no interest rate and is expected to be paid by June 2022. No agreement was put in place. As of today April 2, 2021, the outstanding balance of this loan is in the amount of $50,000.

The Company received a loan from Newton Corporate Development in 2019 in the amount of $279,560 in 2019. The promissory note for this loan was drafted on May 22, 2020. The loan bears an interest rate of 4% and matures on May 15, 2023. As of today, April 2, 2020, the outstanding balance of this note is in the amount of $122,523.

Financing Activities

As of December 31, 2020, cash provided from financing activities was $185,378, compared to $195,998 as of December 31, 2019. The decrease in cash provided from financing activities during 2020 was mainly due to the company issuing less

convertible notes to investors.

The Company's management is positive about the Company's prospects and does not think that these historical results are what investors should expect in the future. The Company intends to use the funds raised from this campaign to market its products and attempt to attract new customers. The Company anticipates acquiring customers with online ads on its website. Each new customer has a potential revenue per month of $40 with a 86% margin. Per its proof of concept in 2020, the Company has projections of how much it will cost to get a customer and with 5,000 customers, the Company hopes to be profitable. The Company will introduce Amazon as the online sales channel anticipates activating B2B customers restaurants and hotels.

In light of all the strategies the company plans to put in place to acquire new customers and increase its sales, the company believes it will increase its market shares, and hopefully continue to expand while containing its costs and start being profitable in the coming years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today April 2, 2021, the Company has an amount of $10,000 cash in the bank.

During fiscal year 2020, the Company entered into a finance agreement with Shopify Capital, Inc. in the amount of $66,000. It bears a remittance rate of 14%. The lender provides the company with the advance amount of $60,000in exchange for sale of receivables to the lender. As of today April 2, 2021, the outstanding balance of this forward financing is in the amount of $34,337.

During fiscal year 2020, the Company entered into a finance agreement with Wayflyer in the amount of $44,200. It bears a transaction fee of 10.5%. The lender provides the company with the advance amount of $40,000 in exchange for sale of receivables to the lender. As of today, April 2, 2021, the outstanding balance of this forward financing is in the amount of $20,388.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

They are critical for the scaling plan. The company can sustain itself with the current reorder of coffee but not growing and selling additional starter kits without the investment.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary to scale the company and sell more starter kits hence acquiring more customers faster. It's capital intensive because we upfront inventory costs and we give away a machine with the starter kit to onboard customers.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With this raise, we plan to become cash positive by the end of the year and not be in the need of raising additional capital. 6 months minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

With this raise, we plan to become cash positive by the end of the year and not be in the need of raising additional capital. 30 months maximum.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Possible Letter of credit for inventory and line of credit from suppliers. Possible future capital raise to accelerate even more the customer acquisition. After the proof of concept in 2020, the company has estimated its customer acquisition cost as $30.

Indebtedness

- **Creditor:** Ali Kobeissi
  Amount Owed: $50,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2022
  During 2020, the Company received a loan from a certain individual in the amount of $50,000. The loan bears no interest rate, and is expected to be paid on by June 2022. No agreement was put in place. As of today April 2, 2021, the outstanding balance of this loan is in the amount of $50,000.

- **Creditor:** SBA
  Amount Owed: $100,500.00
  Interest Rate: 3.75%
  Maturity Date: August 31, 2050
  During 2020, the Company received an EIDL loan from the SBA in the amount of

$100,500. The loan bears an interest rate of 3.75% and matures 30 years from the issuance date. As of today, April 2, 2021, the outstanding balance of the loan is $100,500.

- **Creditor:** Newton Corporate Development
  Amount Owed: $122,523.00
  Interest Rate: 4.0%
  Maturity Date: May 15, 2023
  The Company received a loan from Newton Corporate Development in 2019 in the amount of $279,560 in 2019. The promissory note for this loan was drafted on May 22, 2020. The loan bears an interest rate of 4% and matures on May 15, 2023. As of today, April 2, 2020, the outstanding balance of this note is in the amount of $122,523.

- **Creditor:** Shopify Capital
  Amount Owed: $41,566.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  During fiscal year 2020, the Company entered into a finance agreement with Shopify Capital, Inc. in the amount of $66,000. It bears remittance rate of 14%. The lender provides the company with the advance amount of $60,000in exchange for sale of receivables to the lender. As of December 31, 2020 December 31,2019, the outstanding balance of this kind of financing is in the amount of $49,847 and $0, and entire amount is classified as the current portion.

- **Creditor:** Wayflyer
  Amount Owed: $20,388.39
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  During fiscal year 2020, the Company entered into the finance agreement with Wayflyer in the amount of $44,200. It bears transaction fee of 10.5%. The lender provides the company with the advance amount of $40,000 in exchange for sale of receivables to the lender. As of December 31, 2020 December 31,2019, the outstanding balance of this kind of financing is in the amount of $38,409 and $0, and entire amount is classified as the current portion.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,964,942.92

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. The company looked at the (i) market size, (ii) customer lifetime value, (iii) subscription model, (iv) value of the team, (v) brand value, and (vi) forward-looking projections.

(i) Market size: The company factored in the market value of the coffee market in the United States which is estimated at $48BN TAM and the specialty coffee market which is estimated at $26.4M SAM as of 2012.

(ii) Customer Lifetime Value: The company believes that because of the unique shape of the pods, the machine can be an important lock-in factor for the customers. This potentially ensures coffee re-orders with a significant gross margin and a long lifetime value of the customer.

(iii)Subscription model: The company considers its business a de-facto subscription business, which provides continuous customers and adds to our revenue.

(iv) Value of the Team: The founding team of Son of a Barista is composed of Albert Dahan, Luca Capula, and Eric Dahan. The founding members have extensive business experience and have previously held executive roles in international companies in retail, marketing, and the technology market. They covered managerial, operational, and marketing responsibilities.

Eric Dahan was named Forbes 30 under 30 by Forbes.

(v)Brand value: The company also took into account the value of the brand and its associated intellectual property.

(vi) Forward-looking projections: The company also used a future sales model based on historical data to determine future gross revenue for the next 12 months. Based on this analysis, the company estimates it can reach revenues of approximately $2,000,000 by the end of December 2022.

The projections are based on the following factors:

- Our business model is divided into 2 phases, customer acquisition and placement of the coffee machine with the starter kit and customer follow-up for them to re-buy coffee. In the second phase, we have an 86% gross margin while in the first phase we have a 32% gross margin. Moreover, while the first phase involves a customer acquisition cost (that the company believes will remain between 30 and 40 dollars for the foreseeable future), the second phase does not require any marketing cost as we already acquired the email of the customer. For this reason, we believe that the profitability of the company will improve significantly with time the more customers we acquire.

- We spent on Facebook ads an average of $12,000 per month. The company believes that increasing the ad dollar spent will increase the sales of starter kits. Moreover, we will introduce new sales channels such as Amazon and improve the spending on marketing channels such as Google ADS, Influencers marketing, and email marketing.

- The company has a refer-a-friend program (RAF). The offer that we are planning to launch gives a free box of coffee to existing customers that successfully refer a friend. The company believes that this offer will have an important impact on the customer acquisition strategy, the belief is backed by market data. This marketing strategy if successful will reduce the average customer acquisition cost.

- Word of mouth: The company believes that while augmenting the number of customers also the word of mouth effect will augment accordingly.

- Brand awareness: The company believe that by increasing the spent on marketing and introducing new marketing strategies as PR, brand awareness will impact positively the cost of acquisition

- The company believe that the trend of coffee rebuy growth will continue for the foreseeable future

The company believes that, based on historical facts and the information provided by market research as above, the customer acquisition cost will improve for the foreseeable future, hence by increasing the amount spent in marketing the company believes that will be able to reach the projected revenue goal.

In context for understanding our projections, we also factored that to achieve those gross revenue numbers, we would have to achieve certain costs of good sold and gross margins. We also would have certain fixed costs during this same time period.

The direct costs attributable to the product of the goods sold in the company over the next 12 months is $1,000,000. The company believe that can reduce the COGS in 2 ways: (1) Increasing the purchase will provide a price reduction thanks to volumes, (2)We will start to receive coffee containers on the east costs instead of the west coast saving us money on the in-bound shipping

The current gross margin on our products is 32% on the starter kit and 86% on the Coffee pods re-order.

As explained above, the company believe that the gross margin will improve as the customers will keep buying more and more coffee

When reviewing the above forward-looking information, please also read our Risk Factors in our Form C and our Forward-Looking Information legend below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT

MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Disclaimer:

Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company beliefs are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

The company set its valuation internally, without a formal third-party independent valuation.The pre-money valuation has been calculated on a fully diluted basis. In

making this calculation, the company currently only has one class of stock, there are no outstanding options, warrants, or other securities with a right to acquire shares and the company has no outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  The funds will be used to buy ads placement on Facebook and Google Adw

- *Working Capital*
  46.5%
  We will be using the funds to produce new contents, videos and photos.

If we raise the over allotment amount of $1,069,997.16, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  31.5%
  We will be using the funds to increase our spending on Facebook ads and Google ADW. We will hire a PR company to generate articles about our company and our product. We will hire an influencers marketing company and launch an influencer marketing campaign.

- *Company Employment*
  15.0%
  We will hire employees to help to company with customer support, email marketing, operation in general

- *Inventory*
  35.0%
  We will buy enough inventory, coffee and machines to satisfy the growing demand

- *Research & Development*
  10.0%
  We will develop a completely compostable pod to increase sustainability

- *Working Capital*
  5.0%

Create new contents to support the marketing effort.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at sonofabarista.com (https://sonofabarista.com/pages/investorrelations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sonofabarista

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Son of a Barista Inc.

[See attached]

SON OF A BARISTA

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Son of Barista, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Son of Barista, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 30, 2021
Los Angeles, California

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 53,324	$ -
Inventories	110,562	138,293
Total current assets	**163,886**	**138,293**
Total assets	**$ 163,886**	**$ 138,293**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of Notes and Loans	$ 126,569	$ 54,232
Forward financing	88,256	-
Credit cards	-	1,232
Other current liabilities	15,115	7,840
Total current liabilities	**229,940**	**63,304**
Promissory Notes and Loans	166,551	141,766
Total liabilities	**396,491**	**205,070**
STOCKHOLDERS EQUITY		
Common Stock	1	0
Preferred Stock	-	0
Retained earnings/(Accumulated Deficit)	(232,606)	(66,777)
Total stockholders' equity	**(232,605)**	**(66,777)**
Total liabilities and stockholders' equity	**$ 163,886**	**$ 138,293**

See accompanying notes to financial statements.

Son of Barista, Inc.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 310,569	$ -
Cost of goods sold	230,503	-
Gross profit	80,066	-
Operating expenses		
General and administrative	140,511	58,384
Sales and marketing	121,853	553
Total operating expenses	262,364	58,937
Operating income/(loss)	(182,298)	(58,937)
Interest expense	7,275	7,840
Other Loss/(Income)	(23,745)	-
Income/(Loss) before provision for income taxes	(165,828)	(66,777)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (165,828)**	**$ (66,777)**

See accompanying notes to financial statements.

Son of Barista, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	-	$ -	-	$ -	$ -	$ -
Issuance of Common Stock	1,000	0	1,000	0		0
Net income/(loss)					(66,777)	(66,777)
Balance—December 31, 2019	1,000	$ 0	1,000	$ 0	$ (66,777)	$ (66,777)
Issuance of Common Stock	8,000	1				1
Stock redemption			(1,000)	(0)		
Net income/(loss)					(165,828)	(165,828)
Balance—December 31, 2020	9,000	$ 1	-	$ -	$ (232,606)	$ (232,605)

Son of Barista, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(165,828)	$	(66,777)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Inventories		27,731		(138,293)
Credit cards		(1,232)		1,232
Other current liabilities		7,275		7,840
Net cash provided/(used) by operating activities		**(132,054)**		**(195,998)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		1		0
Issuance of Preferred Stock		-		0
Repurchase of Preferred Stock		(0)		
Borrowing on Convertible Notes		97,121		195,998
Borrowing on Forward financing		88,256		-
Net cash provided/(used) by financing activities		**185,378**		**195,998**
Change in cash		53,324		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**53,324**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	7,840
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Son of Barista, Inc. was incorporated on May 31, 2019 in the state of Delaware. The financial statements of Son of Barista, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

The Company is engaged in the online sales coffee pods and coffee machine via our website. We sell a starter kit composed by a coffee machine and 150 pods of coffee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using FIFO method.

Income Taxes

Son of Barista is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that

it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the Online sales of coffee via website

Cost of sales

Costs of goods sold include the cost of coffee pods and machines sold, freight and delivery, warehouse.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $121,853 and $553, which is included in sales and marketing expense.

Other income

PPP Loan signed with the Bank of the West in April 2020 for the amount of $23,745 with 1% and 24 months maturity date. Since the loan is forgiven, the Company recognized other income in the amount of the forgiven loan.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 30, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 110,562	$ 138,293
Total inventories	**$ 110,562**	**$ 138,293**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest expenses	$ 15,115	7,840
Total Other Current Liabilities	**$ 15,115**	**$ 7,840**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 9,000shares of common shares with $ 0,0001 par value. As of December 31, 2020, and December 31, 2019, 9,000 and 1,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,000 shares of preferred shares with $0.0001 par value. On May 22, 2020 the company repurchased 1,000 preferred stock for aggregate purchase price of $0.1 and cancelled the redeemed shares. On August 20, 2020, the board authorized the elimination of series seed preferred stock. As of December 31, 2020, and December 31, 2019, 0 and 1,000 preferred stock has been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan payable to a certain lender	$ 279,560	4%	Fiscal year 2019	5/15/2023	$ 5,705	$ 5,706	$ 76,569	$ 66,051	$ 142,620	$ 7,840	$ 7,840	$ 54,232	$ 141,766	$ 195,998
Loan payable to a certain lender	$ 50,000	0%	Fiscal year 2020	no maturity date defined	$ -	$ -	$ 50,000		$ 50,000					
EID Loan Payable	$ 100,500	3.75%	7/21/2020	30 years from the note date	$ 1,570	$ 1,570		$ 100,500	$ 100,500					
Total					$ 7,275	$ 7,275	$ 126,569	$ 166,551	$ 293,120	$ 7,840	$ 7,840	$ 54,232	$ 141,766	$ 195,998

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan with a certain lender was classified as current.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 126,569
2022	132,416
2023	34,135
2024	
2025	
Thereafter	
Total	**$ 293,120**

Forward Financing

During fiscal year 2020, the Company entered into a finance agreement with Shopify Capital, Inc. in the amount of $66,000. It bears a remittance rate of 14%. The lender provides the company with the advance amount of $60,000in exchange for sale of receivables to the lender. As of December 31, 2020 December 31,2019, the outstanding balance of this forward financing is in the amount of $49,847 and $0, and entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into a finance agreement with Wayflyer in the amount of $44,200. It bears a transaction fee of 10.5%. The lender provides the company with the advance amount of $40,000 in exchange for sale of receivables to the lender. As of December 31, 2020 December 31,2019, the outstanding balance of this forward financing is in the amount of $38,409 and $0, and entire amount is classified as the current portion.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (49,483)	$ (19,926)
Valuation Allowance	49,483	19,926
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (69,409)	$ (19,926)
Valuation Allowance	69,409	19,926
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $232,606, and the Company had state net operating loss ("NOL") carryforwards of approximately $232,606. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	16,190
2022		-
2023		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**16,190**

Rent expense was in the amount of $51,505 and $0 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 30, 2020, the date the financial statements were available to be issued.

On March 25, 2021, the company amended and restated its articles of incorporation to authorize the issuance of 10,000,000 shares of Common Stock at $0.0001 par value per share.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $182,298, an operating cash flow loss of $132,054 and liquid assets in cash of $53,324, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Son of a Barista

True Italian espresso in a pod


IMPORTED FROM ITALY
-SON OF A-
BARISTA
ARTISAN COFFEE

Website | Los Angeles, CA | FOOD & BEVERAGE

Son of a Barista is true Italian espresso in a pod. We believe in the quality and consistency of our coffee so much, we offer a free espresso machine to our customers with their initial starter kit. Our artisan pods pair exclusively with our machine, producing rich and deeply satisfying coffee that would please the palate of even the pickiest Napolitan.

$0.00 raised

0 Investors	$9.96M Valuation
$1.14 Price per Share	$249.66 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Single cup brewers have overtaken traditional drip coffee makers. Son of a Barista is removing the barrier to entry into the single-serving coffee market by offering a free espresso machine with their initial starter kits.
- Son of a Barista has sold more than half a million pods since May 2020 launch and plans to explore b2b ventures with 3 restaurants already using their professional machines.
- The company has seen consistent month-over-month growth since launch, paving the way for recurring revenue due to its subscription-based business model.

True Italian espresso at your fingertips

Americans want artisanal coffees—and they want them at their fingertips. While Starbucks and other retailers continue to proliferate, more and more people are realizing that they can actually make lattes and cappuccinos at the touch of a button, in the comfort of their own homes. On top of that, they can end up saving money in the process. Son of a Barista includes a free espresso maker with every starter kit sold, transforming what's normally a cost barrier into a potential major selling point and loyalty factor. Not to mention— we believe the quality of our artisan coffee is in a league of its own.

GET STARTED WITH OUR COFFEE MAKER AND 150 COFFEE PODS FOR $98

NO SUBSCRIPTION NEEDED

THE PROBLEM

Espresso machines are pricey and the pods they come with can be average quality at best

When it comes to making specialty coffee at home, there remains a key limitation: the crippling cost of an espresso machine. A decent espresso machine for home baristas starts at around $400 and continues into the thousands of dollars. Good pod espresso machines start around $150—still high enough to hold many people back. And beyond the upfront cost, we believe most of the pods currently on the market that we've seen produce inferior coffee that simply doesn't compare to what you get at your favorite coffee shop—let alone from an Italian barista.


Did The Dream End In
The Nightmare That Is At
Home Machine Prices?
$550
$200
$400
$625

THE SOLUTION

The beauty of a gourmet cup of coffee at an even better price point, right in your own home

When it comes to coffee, people crave convenience and easy indulgence. However, many aren't ready to commit to a multi-hundred-dollar purchase—so we've gone ahead and taken that out of the equation.


You don't need a dream-catcher
to solve that bad dream anymore.
BARISTA
SON OF A BARISTA includes a
FREE espresso maker with every
initial pods purchase.

By removing this point of friction, we're able to ease our customers' transition from their previous coffee routine—e.g. Starbucks or drip coffee—and incentivize the uptake of our pod system. In gaining the ease and comfort of our at-home "barista," customers are never sacrificing for quality; our artisan coffee is fair trade, sourced from AAA coffee plantations, and roasted in Italy using traditional methods.


-SON OF A-
BARISTA
ARTISAN COFFEE
ARTISAN COFFEE PODS
SHIPPED TO YOUR DOOR

THE MARKET

The market for specialty coffee is massive

We don't need to tell you just how much Americans love their coffee. American coffee drinkers spend an average of around $2,000 on coffee each year. The total addressable market (TAM) for coffee in the US alone is $48B, while the serviceable addressable market (SAM) for specialty coffee in the US is $26.4B. [1], [2].



The average American annual coffee spend:

$2000

T.A.M. for coffee in the U.S.

$48B



S.A.M. for specialty coffee in the U.S.

$26.4B

And while there are 15,000 Starbucks locations in the U.S. as of 2019, lots of people still prefer a good homebrew. In fact, the use of single-cup brewers is growing considerably every year.


Single Cup Brewers
The chosen way to
home coffee

OUR TRACTION

Customers Love Our Coffee


AS FEATURED IN
BuzzFeed

In October 2020, the Company surpassed $50,000 in revenue for the month. We've already reached nearly $15,000 per month in recurring revenue, sold over 3,000 starter kits and 500k+ pods so far, with five-star reviews pouring in from customers and influencers alike.


October 2020
Revenue:
$50,000
Recurring
Subscription
Revenue:
$15,000
Starter Kits sold:
3,000
Pods Sold:
500k+

★★★★★

"I can't believe we can get such high quality taste from such a small machine! Thank you so much! Exactly what I needed. Can't wait for more flavors and see what else you will provide us!! I'm hooked!

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHAT WE DO

Artisan espresso approved by our Italian grandparents

We're making authentic Italian espresso accessible to the average American consumer. In our facility in Northern Italy, our artisan roasters apply generations of knowledge to create the perfect blends for the most refined coffee palettes. We source our beans from the best coffee growers around the world and take pride in purchasing from responsible growers and treating our partners fairly and ethically. Designed in Italy, our elegant and compact machine is equipped with a high-pressure pump, known to be the heart of the machine, that is capable of brewing more densely packed, finely ground beans—resulting in a richer, creamier, more consistent espresso.



THE BUSINESS MODEL

Quick uptake and high margins

We're currently selling direct-to-consumer online, onboarding customers with our $98 starter kit. This kit includes a free machine ($115 value) and 150 pods of coffee. We generate a 32 percent margin on the starter kit, and an 86 percent margin on the coffee pod reorders. Our pods can be purchased through a subscription model, with each box of 30 pods sold for $19.50.





Starter Kit:

$98

Comes with:

150 pods

30 Pods:

$19.50



Starter Kit Margin:

32%

Pod Reorder Margin:

86%

Our subscription offer is optional, but because initial starter kits come with a free machine that pairs exclusively with Son of a Barista pods, we are able to use this to our advantage and as a factor to increase customer loyalty. Our customer lifetime value is $350 and growing, with an average reorder value of $39.



Customer Lifetime Value:

$350

Moving forward, we plan to expand our customer reach with B2B sales. We already have 3 restaurants in Los Angeles and Long Beach, CA using our machines, serving as our proof of concept. Our pro machines also run on pods, which means consistent, delicious coffee every time and minimal training, saving restaurants time and money.



Pro Machine

• Restaurants • Bars • Hotels

HOW WE ARE DIFFERENT

Superior gourmet coffee with a lower barrier to entry

We believe that the quality of our coffee is head and neck above the competition—and coffee drinkers have noticed. We've already seen customers convert from Nespresso to Son of a Barista, and with no plans to go back.

The industry standard coffee capsule contains around 5 grams of coffee. While this is good enough for many consumers, it wasn't good enough for us. We designed our pods to hold 7 grams of coffee, resulting in a much richer, more flavorful brew. And as for the coffee itself, we don't cut corners. Our beans are sourced only from AAA-certified plantations and roasted exclusively in Italy.



We give a **free** espresso maker

Our pods have **7g of rich, flavorful coffee**



SON OF A
BARISTA
PURO



Our beans are **AAA-Certified** from **Italy**

THE VISION

Expand our B2B and B2C Presence

Our goal is to sell over one million espresso machines over the next four years, converting every possible purchase into a lifelong customer. Son of a Barista is on its way to becoming a household name, and the go-to product when it comes to making the best possible espresso drinkEs at an affordable at-home cost. And while our current pods are recyclable, the next generation of pods will naturally biodegrade, no matter how they're disposed of.

We want to be in **1 million** homes









Biodegradable pods

Expand B2B & B2C presence



Growth opportunities include:

- **New products:** We'll continue to improve and expand the style and variety of pods we offer, opening up our product to an even wider market. We plan on launching a total of 16 pod variants, including hot chocolate flavors soon!

- **Marketing Strategy:** We believe we've been very successful with utilizing online ads and allocating ad spend in the right places. We are always looking for new ways to advertise to keep growing our customer base.

- **B2B & B2C opportunities:** Developing our presence further not only in restaurants but bars & hotels (both in their restaurants and partnerships for their in-room coffee machines). Up until this point our traction has been achieved solely through our website, so we also are planning to explore other B2C opportunities such as wholesale, department stores, and grocery.

OUR LEADERSHIP

Experienced chief executives and discerning coffee connoisseurs

Our founding trio brings a wealth of experience and expertise in sales, technology, manufacturing, and advertising. Needless to say, all three can discern between a proper Italian-grade espresso and, well, everything else. Luca Capula, Co-Founder and CEO, previously held the role of VP of Technology at a leading European security firm as well as serving as founder and CEO of ALYT, a Smart Home Company that worked with companies such as Facebook and T-Mobile. Albert Dahan, Co-Founder and Head of Marketing Strategy, co-founded Joe's Jeans, where he achieved over $120M in yearly sales. Equipped with a wealth of manufacturing expertise, he ran all denim production for brands including Abercrombie & Fitch. Eric Dahan, Co-Founders, and Consultant, is an ambitious chief executive with a history in the marketing and advertising industry. He was previously named in Inc's 30 Under 30 CEOs.



ALBERT LUCA

WHY INVEST

The customer reviews say it all

People are head over heels for Son of a Barista. Given the chance, we're confident that you'll fall in love too. Society's obsession with coffee only deepens by the day; more and more people desire barista-quality drinks at the touch of a button, anytime in the morning, afternoon, or evening. By removing the key barrier to entry for espresso machine ownership, we're seeing phenomenal customer uptake that is only primed to grow. We can't wait for Son of a Barista to continue sweeping people off their feet, and we'd love you to join us in propelling our product into its next stage of growth.



February 2020

600,000 coffees sold

The company reached the milestone of 600,000 coffee sold in less then 9 monhts from launch

December 2020

Year ending

The company closes the year with $300,000 in revenues and reached the milestone of $15,000 in recurring revenues per month

November 2020

Out of stock

Due the highly than expected demand the company was out of stock after aquiring almost 2400 customers and selling more than 400,000 coffee pods in 6 months

October 2020

$50,000 in monthly revenues

The company reached the first milestone, by surpassing $50,000 in monthly revenue for the month of October 2020 after only 5 months of operation and minimal investment in marketing.

May 2020

Launch

The team did a soft launch on the market using Facebook ads to promote the brand and achieved in the first 30 days more than $15,000 in revenues

February 2020

Branding defined

The brand around Son of a Barista was defined.

October 2019

Supply chain defined

The team defined the key suppliers for the machines and the coffee and the blend of coffee for the launch and placed the initial orders.

May 2019

Company founded

Albert, Luca and Eric decided to found Son of a Barista

In the Press

CNN

SHOW MORE

Meet Our Team



Luca Capula

CEO

Luca held at GPS Standard, a leading European security firm focused on integrated technology solutions for military and industrial customers.

Luca founded and served as CEO of ALYT, world leading IoT solution. Under his leadership ALYT served companies such EON, Facebook, TIM, Megafon, Groupama, T-Mobile, Etisalat, Turkcel, among others, and achieved a successful M&A in 2018



Albert Dahan

CSO

Albert Dahan Co-Founded Joe's Jeans, he achieved over $120 million in yearly sales. As CEO and Founder of Da-nang, he achieved over $40 million in yearly sales.

Dahan utilized his manufacturing experience to run all denim production for The Limited Group, Abercrombie & Fitch, among other notable brands. In addition to licensing Calvin Klein Kids, building the brand from $0 to $180 million in yearly sales.



Magnus Lygdback

Ambassador & Coffee Advisor

Magnus Lygdback is a world-renowned Swedish health and wellness expert, entrepreneur, and lifestyle coach. For over 20 years, he has become best known for working with some of the world's most recognizable actors, musicians, athletes, artists and high-performance business entrepreneurs.

Throughout his career, Magnus has developed the "Magnus Method", a training philosophy that embraces the "ethos of an athlete" - approaching life fitness with the same specific intensity and structure that an athlete would, whilst also maintaining a balanced and healthy life.

Offering Summary

Company	Son of a Barista Inc.
Corporate Address	1221 Hilldale Ave, Los Angeles, CA 90069
Offering Minimum	$9,998.94
Offering Maximum	$1,069,997.16
Minimum Investment Amount (per investor)	$249.66

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	8,771
Maximum Number of Shares Offered	:	938,594
Price per Share	:	$1.14
Pre-Money Valuation	:	$9,964,942.92

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

Amount-Based:

Tier 1 | $500

Invest $500 and receive 50% off a special edition coffee machine + free coffee machine.

Tier 2 | $750

Invest $750 and receive a free special edition starter kit (coffee machine + 2 boxes of pods) + 2% Bonus Shares.

Tier 3 | $1,000

Invest $1,000 and receive a free special edition starter kit (coffee machine + 3 months supply of pods) + 3% Bonus Shares.

Tier 3 | $5,000

Invest $5,000 a free special edition starter kit (coffee machine + 6 months supply of pods) + 5% Bonus Shares.

Tier 4 | $10,000

Invest $10,000 and receive a free special edition starter kit (coffee machine + 1 year supply of pods) and 5% Bonus Shares.

Tier 5 | $25,000

Invest $25,000 and receive a free special edition starter kit (coffee machine + 1 year supply of pods) and 5% Bonus Shares.

Tier 6 | $50,000

Invest $50,000 a free special edition starter kit (coffee machine + 1 year supply of pods) and 10% Bonus Shares.

**All tiers will receive early access to new products.*

*** All tiers will receive access to our Investor Club which includes: company updates, access to new products, and invitations to exclusive events.*

****All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Son of a Barista, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments. Salary payments made to one's self, a friend or relative.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Son of a Barista to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Every great day starts with a great cup of coffee.

We couldn't find the quality that we were looking for, so we decided to make our own.

Our mission is to encapsulate the best gourmet coffee Italy can make, in a pod.

We feel that the espresso machine is the biggest barrier of entry in the coffee industry.

We believe so strongly in our coffee that we offer a free coffee machine with our starter kit.

Because our pods work only with our machine, the barrier of entry is also a great potential lock-in factor for us.

And the fact that our rich, gourmet coffee is so delicious, that also ensures customer loyalty.

We consider ourselves a de-facto subscription model.

Most people re-order coffee every month as needed.

Since we have launched, we have seen a steady month-to-month growth. In October 2020, we surpassed $50,000 in revenue for the month after just 5 months from launch.

So far, our customers have enjoyed more than half a million Son of a Barista pods. Our goal is to activate more than one million new customers in the next four years.

But our go-to-market strategy doesn't end here. We will be adding new direct-to-consumer channels such as Amazon and we have developed a B2B offer hospitality. Like bars, restaurants, and in-room coffee for hotels. We tested this offer in three restaurants in California.

Our customers said that they experienced a decrease in the cost of brewing while increasing the quality and customer satisfaction. Our machine offers less training cost per employee and less time to brew a single cup of coffee.

With your investment, we anticipate putting this plan into motion. And with your help, we aim to make Son of a Barista the next success story.

Join us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.